Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the three and nine months ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and nine-month periods ended December 31, 2021. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim consolidated financial statements (the "Q3 Financial Statements") and accompanying notes for the three-month and nine-month periods ended December 31, 2021 and 2020, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2021. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q3 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See the section titled “Non-IFRS Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to February 9, 2022, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q3 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-to-five-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues,

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 1

profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A and the MD&A for the year ended March 31, 2021, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya advises in strategy and digital transformation, with more than 3,600 professionals, including the recent acquisition of Vitalyst, LLC (see section 14), in Canada, the U.S., and internationally and assists clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys leading-edge solutions, services, and skills to develop tools designed to meet the unique needs of customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transportation and logistics, professional services, healthcare, and government.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 2

Business Offerings
Alithya's business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Services. Alithya’s experts guide clients through all facets of Application Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span across Canada, the United States and internationally, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 3

As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability and strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 4

4. Strategic Business Plan
Alithya has adopted a three-to-five-year strategic plan which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity, and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 5

5. Financial Highlights

Results of Operations	Three months ended December 31,		Nine months ended December 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Revenues	109,713	70,606	317,911	209,672
Net Loss	(3,486)	(4,793)	(8,295)	(14,813)
Basic and Diluted Loss per Share	(0.04)	(0.08)	(0.10)	(0.25)
EBITDA (1)	2,425	(540)	6,948	(1,762)
EBITDA Margin (1)	2.2%	(0.8)%	2.2%	(0.8)%
Adjusted EBITDA (1)	4,514	2,290	16,561	6,383
Adjusted EBITDA Margin (1)	4.1%	3.2%	5.2%	3.0%

Other	December 31,	March 31
(in $ thousands)	2021	2021
	$	$
Total Assets	364,457	243,261
Non-Current Financial Liabilities (4)	54,563	33,353
Total Long-Term Debt	61,553	54,951
Net Bank Borrowing (2)	13,987	21,100

Shares, Stock Options and Share Units Outstanding	February 4,
2022
Class A Subordinate Voting Shares ("Subordinate Voting Shares")	85,239,344
Class B Multiple Voting Shares ("Multiple Voting Shares")	7,321,616
Options (3)	4,375,019
Deferred Share Units ("DSUs")	460,966
Restricted Share Units ("RSUs")	181,498
Performance Share Units ("PSUs")	332,263

1 These are non-IFRS financial measures defined below and accompanied by a reconciliation to the most directly comparable IFRS financial measure. Refer to the section below titled “Non-IFRS Measures”.
2 This is a non-IFRS financial measure as defined below. Refer to the section below titled “Non-IFRS Measures” and to section 11.6 for the calculated amount.
3 Includes 810,528 stock options to purchase Multiple Voting Shares.
4 Non-current financial liabilities include the long-term portion of the long-term debt and the long-term portion of the lease liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 6

For the three months ended December 31, 2021:
•Revenues increased 55.4% to $109.7 million, compared to $70.6 million for the same quarter last year. The percentage increase would have been 57.0% assuming a constant US$ exchange rate.
•Adjusted EBITDA(1) increased 97.0% to $4.5 million, or 4.1% of revenues, compared to $2.3 million, or 3.2% of revenues, for the same quarter last year.
•Gross margin increased 38.3% to $28.3 million, compared to $20.4 million for the same quarter last year.
•Gross margin for the third quarter, as a percentage of revenues, was 25.8%, or 28.1% when excluding the impact of the April 2021 acquisition of R3D Consulting Inc. (the "R3D Acquisition"), from 28.9% for the same quarter last year.
•Selling, general and administrative expenses as a percentage of revenues decreased to 22.8%, from 28.9% for the same quarter last year.
•Net loss decreased to $3.5 million, or $0.04 per share, compared to a net loss of $4.8 million, or $0.08 per share, for the same quarter last year.
•Q3 Bookings(1) reached $125.2 million, which translated into a Book-to-Bill Ratio(1) of 1.14 for the quarter, and on a trailing twelve months basis, Bookings(1) were $1,017.4 million, including the $600.0 million estimated value of the two long-term contracts signed as part of the R3D Acquisition, which translated into a Book-to-Bill Ratio(1) of 2.57.
•Solid financial position, with net cash generated from operating activities of over $10.1 million during the third quarter, $8.6 million of new secured loans to finance refundable tax credits, and the senior secured revolving credit facility usage decreasing from $56.2 million last quarter to $25.8 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 7

6. Business Combination
Alithya IT Services Inc.
Overview
On April 1, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.) ("Alithya IT" or "R3D"), a private Québec firm that specializes in digital solutions.
The purchase price was paid by the issuance of 25,182,676 Subordinate Voting Shares of the Company, at a value of $3.20 per share, which was the closing share price on the TSX on April 1, 2021, cash of $978,000 and assumption of accounts payable and accrued liabilities and long-term debt of $45,000 and $8,887,000, respectively, on the closing date. The accounting for this acquisition and the purchase price allocation have been measured on a provisional basis as the fair value of the intangible assets and right-of-use assets are pending completion of an independent valuation.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the R3D Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the R3D Acquisition, the fair value will then be revised. The R3D Acquisition is being accounted for using the acquisition method of accounting.
For the three and nine months ended December 31, 2021, the Company incurred acquisition-related costs of approximately nil and $1,646,000. These costs have been recorded in the consolidated statement of operations in business acquisition and integration costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 8

Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya IT Services Inc. (in $ thousands)	$
Current assets
Cash	577
Accounts receivable and other receivables	10,165
Unbilled revenues	7,169
Prepaids	91
18,002
Non-current assets
Tax credits receivable	3,234
Property and equipment	2,207
Right-of-use assets	4,212
Intangibles	52,777
Deferred tax assets	763
Goodwill	40,627
Total assets acquired	121,822

Current liabilities
Accounts payable and accrued liabilities	15,070
Income taxes payable	155
Deferred revenues	125
Current portion of lease liabilities	592
Current portion of long-term debt	8,887
24,829
Non-current liabilities
Lease liabilities	3,620
Deferred tax liabilities	11,810
Total liabilities assumed	40,259

Net assets acquired	81,563

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Alithya IT into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 9

Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Alithya IT Services Inc. (In $ thousands)	$
Cash paid	978
Issuance of 25,182,676 Subordinate Voting Shares	80,585
Total consideration transferred	81,563

Alithya IT 's contribution to the Group results
For the three and nine months ended December 31, 2021, the Alithya IT business contributed revenues of approximately $15,441,000 and $51,002,000, respectively. For the three and nine months ended December 31, 2021, the Alithya IT business contributed to the consolidated net loss of the Group, a loss in the amount of $775,000 and $4,595,000, respectively, including amortization, primarily related to the acquired customer relationships, of $1,267,000 and $3,805,000, respectively, and acquisition and integration costs of $201,000 and $3,683,000, respectively. Since the R3D Acquisition, all new contracts and all new employees related to the acquired business are being recorded in other Canadian entities of the Group, in preparation for its administrative integration which has resulted in a gradual transition of the activity levels within the acquired legal entity.
7. Non-IFRS Measures
This MD&A includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
•“EBITDA” refers to net income before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles, depreciation of property and equipment and right-of-use assets, and impairment of intangibles and goodwill. Management believes that EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net loss to EBITDA, see the section titled “EBITDA and Adjusted EBITDA” below.
•“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•"Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, share-based compensation, business acquisition and

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 10

integration costs, severance, internal ERP systems implementation, and other redundant and non-recurring items. Management believes that Adjusted EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see the section titled “EBITDA and Adjusted EBITDA” below.
•“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•“Net Bank Borrowing” refers to long-term debt, including the current portion, less balances of purchase payable, the subordinated unsecured loan, the secured loans, unsecured promissory notes under the Paycheck Protection Program ("PPP"), deferral of employment tax payments under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), unamortized transaction costs, cash, and restricted cash. For the calculation of Net Bank Borrowing, see the section titled “Long-Term Debt and Net Bank Borrowing” below. Management believes that Net Bank Borrowing is a useful measure as it provides an indication of the liquidity of the Company.
•‘’Bookings’’ refers to the amount of new bookings, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts occurring during the period. Management believes information regarding new bookings can provide useful trend insight regarding changes in the volume of new business over time.
•‘’Book-to-Bill Ratio’’ refers to Bookings divided by revenues, for the same period. Management believes this measure allows the monitoring of the Company’s backlog and offers useful insight on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 11

8. Results of Operations

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands, except for per share data)	2021	2020	2021	2020
	$	$	$	$
Revenues	109,713	70,606	317,911	209,672
Cost of revenues	81,456	50,178	232,841	150,109
Gross margin	28,257	20,428	85,070	59,563

Operating expenses
Selling, general and administrative expenses	25,002	20,421	72,634	59,983
Business acquisition and integration costs	857	500	5,489	1,603
Depreciation	1,400	900	4,200	2,709
Amortization of intangibles	3,438	2,703	10,268	9,249
Foreign exchange loss (gain)	(27)	47	(1)	399
	30,670	24,571	92,590	73,943
Operating loss	(2,413)	(4,143)	(7,520)	(14,380)
Net financial expenses	1,203	870	3,227	2,425
Gain on recovery of note receivable	—	—	—	(660)
Loss before income taxes	(3,616)	(5,013)	(10,747)	(16,145)
Income tax expense (recovery)
Current	62	(185)	(134)	1,050
Deferred	(192)	(35)	(2,318)	(2,382)
	(130)	(220)	(2,452)	(1,332)
Net loss	(3,486)	(4,793)	(8,295)	(14,813)
Basic and diluted loss per share	(0.04)	(0.08)	(0.10)	(0.25)

8.1Revenues
Revenues amounted to $109.7 million for the three months ended December 31, 2021, including $15.4 million from the R3D Acquisition, representing a $39.1 million increase, or 55.4%, from $70.6 million for the three months ended December 31, 2020. The percentage increase would have been 57.0% assuming a constant US$ exchange rate. Excluding the impact of the R3D Acquisition, revenues increased 33.5% over the same period, or 35.1% on a constant currency basis.
Revenues in Canada increased by $32.1 million, or 80.2%, to $72.1 million for the three months ended December 31, 2021, from $40.0 million for the three months ended December 31, 2020. Organic growth in all areas, the general recovery of activity levels, revenues of $15.4 million from the R3D Acquisition, and growth from the two long-term contracts signed as part of the R3D Acquisition, accounted for the bulk of the increase in revenues. All new customer contracts, including the two long-term contracts, and all new employees relating to R3D, and the corresponding revenues, have generally been recorded in other Canadian entities of the Group, in preparation for its administrative integration, resulting in a gradual transition of its activity levels until such integration was completed at the end of this quarter. On a sequential basis, revenues in Canada increased by $6.0 million, from $66.1 million for the second quarter of this year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 12

U.S. revenues increased by $6.1 million, or 22.2%, to $33.7 million for the three months ended December 31, 2021, from $27.6 million for the three months ended December 31, 2020. Organic growth in all areas of the business and the general recovery of activity levels was partially offset by the negative impact of foreign exchange variations between the periods. Revenues would have been $34.9 million with a constant US$ exchange rate, resulting in an organic increase in constant currency of 26.4%.
International revenues increased by 29.1%, to $3.8 million, from $3.0 million for the same quarter last year, due primarily to a general recovery of activity levels, partially offset by the negative impact of foreign exchange variations between the two periods.
Revenues amounted to $317.9 million for the nine months ended December 31, 2021, including $51.0 million from the R3D Acquisition, representing a $108.2 million increase, or 51.6%, from $209.7 million for the nine months ended December 31, 2020.
Revenues in Canada increased by $89.1 million, or 75.9%, to $206.4 million for the nine months ended December 31, 2021, from $117.3 million for the nine months ended December 31, 2020. Organic growth in all areas, the general recovery of activity levels, revenues of $51.0 million from the R3D Acquisition, and growth from the two long-term contracts signed as part of the R3D Acquisition, accounted for the bulk of the increase in revenues.
U.S. revenues increased by $15.9 million, or 18.7%, to $100.9 million for the nine months ended December 31, 2021, from $85.0 million for the nine months ended December 31, 2020. Organic growth in most areas and the general recovery of activity levels was partially offset by the negative impact of foreign exchange variations between the periods. Revenues would have been $108.2 million with a constant US$ exchange rate, resulting in an increase in constant currency of 27.4%.
International revenues increased by 43.4%, to $10.6 million for the nine months ended December 31, 2021, from $7.4 million for the nine months ended December 31, 2020, due primarily to a general recovery of activity levels, partially offset by the negative impact of foreign exchange variations between the two periods.
8.2Gross Margin
Gross margin increased by $7.9 million, or 38.3%, to $28.3 million for the three months ended December 31, 2021, from $20.4 million for the three months ended December 31, 2020. Gross margin as a percentage of revenues decreased to 25.8% for the three months ended December 31, 2021, from 28.9% for the three months ended December 31, 2020. However, excluding the impact of the R3D Acquisition, gross margin as a percentage of revenues would have amounted to 28.1% for the three months ended December 31, 2021.
As explained above, the percentage decrease was driven in part by decreased gross margin in Canada from the R3D Acquisition, whose revenues historically show a higher proportion from billable subcontractors, resulting in lower margins. Gross margin percentage also decreased in other areas of the business due to an increase in subcontractor revenues relative to revenues from permanent employees, a symptom of the tightening labor market, increased costs in certain customer projects in Canada and the U.S., and decreased software revenues, which carry higher margins.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 13

Gross margin increased by $25.5 million, or 42.8%, to $85.1 million for the nine months ended December 31, 2021, from $59.6 million for the nine months ended December 31, 2020. Gross margin as a percentage of revenues decreased to 26.8% for the nine months ended December 31, 2021, from 28.4% for the nine months ended December 31, 2020. However, excluding the impact of the R3D Acquisition, gross margin as a percentage of revenues would have amounted to 29.3% for the nine months ended December 31, 2021.
The percentage decrease was driven primarily by decreased gross margin in Canada from the R3D Acquisition, whose revenues historically show a higher proportion from billable subcontractors, increased subcontractor revenues in other areas of the business relative to revenues from permanent employees as a result of the tightening labor market, as well as a $2.5 million impact in the first quarter of this year from increased costs on one large customer project involving the development of some highly complex, bespoke digital transformation software which may have further commercial applications. The project is nearing completion and no further cost increases or losses are expected going forward. This decrease was partially offset by increased gross margin in the U.S. and internationally, due to some U.S. governmental wage subsidies, namely the forgiveness of the $4.6 million in PPP loans in the first quarter of this year, and increased utilization rates.
As with previous acquisitions, the Company’s objective is to gradually transform R3D's revenue mix by increasing revenues from permanent employees relative to subcontractor revenues, which would result in higher gross margins.
8.3Segment Reporting
An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments.
Based on the information received and analyzed by decision-makers on a regular basis, Alithya has determined that it has a single reportable segment.
The following table presents total external revenues by geographic location:

	For the three months ended December 31,				For the nine months ended December 31,
(in $ thousands)	2021		2020		2021		2020
	$	%	$	%	$	%	$	%
Canada	72,136	65.8	40,029	56.7	206,457	65.0	117,335	56.0
U.S.	33,732	30.7	27,598	39.1	100,870	31.7	84,953	40.5
International	3,845	3.5	2,979	4.2	10,584	3.3	7,384	3.5
	109,713	100.0	70,606	100.0	317,911	100.0	209,672	100.0

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 14

8.4Operating Expenses
8.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $25.0 million for the three months ended December 31, 2021, an increase of $4.6 million, or 22.4%, from $20.4 million for the three months ended December 31, 2020. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 22.8% for the three months ended December 31, 2021, compared to 28.9% for the same period last year.
Expenses in Canada increased by $3.1 million, or 24.4%, including $1.1 million related to R3D, to $15.7 million, for the three months ended December 31, 2021, from $12.6 million for the three months ended December 31, 2020. This increase was due primarily to an increase of $3.1 million in employee compensation costs, as headcount and salaries increased, an increase of $0.4 million in recruiting fees, as the Company continued to invest in hiring, and an increase of $0.2 million in travel costs. These expenses were partially offset by a decrease of $0.6 million in mostly non-cash share-based compensation from fully vested shares.
U.S. and international expenses increased by $1.5 million due to increased employee compensation costs, as headcount and salaries increased and variable compensation increased with revenues, and recruiting costs, as the Company continued to invest in hiring for future revenue growth. These expenses were partially offset by a favorable US$ exchange rate impact of $0.3 million.
Selling, general and administrative expenses totaled $72.6 million for the nine months ended December 31, 2021, an increase of $12.6 million, or 21.1%, from $60.0 million for the nine months ended December 31, 2020. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 22.8% for the nine months ended December 31, 2021, compared to 28.6% for the nine months ended December 31, 2020.
Expenses in Canada increased by $11.4 million, or 32.1%, including $4.5 million related to R3D, to $46.9 million for the nine months ended December 31, 2021, from $35.5 million for the nine months ended December 31, 2020. This increase was due primarily to an increase of $11.1 million in employee compensation costs, as headcount and salaries increased and variable compensation increased with revenues, an increase of $0.9 million in recruiting fees, as the Company continued to invest in hiring, an increase of $1.0 million in information technology and communications costs, and an increase of $0.5 million in professional fees. These expenses were partially offset by decreases of $2.0 million in mostly non-cash share-based compensation from fully vested shares and $0.6 million in occupancy costs.
U.S. and international expenses increased by $1.2 million due to increased employee compensation costs, as headcount and salaries increased and variable compensation increased with revenues, and recruiting costs as the Company continued to invest in hiring for future revenue growth. These expenses were partially offset by a favorable US$ exchange rate impact of $1.7 million, cost-saving measures implemented in response to the COVID-19 pandemic, and government subsidies recorded against compensation costs, namely the forgiveness of $1.3 million in PPP loans recorded in the first quarter of this year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 15

8.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Stock option plan	236	166	634	533
Share purchase plan – employer contribution	298	144	825	429
Share-based compensation granted on business acquisitions	382	1,005	1,343	3,475
DSUs	132	134	441	408
RSUs	—	101	92	213
PSUs	91	—	182	—
	1,139	1,550	3,517	5,058

Share-based compensation amounted to $1.1 million for the three months ended December 31, 2021, representing a decrease of $0.5 million, from $1.6 million for the three months ended December 31, 2020. The decrease in share-based compensation was driven primarily by decreased expenses related to the fully vested shares issued in connection with anniversary payments related to previous business acquisitions. These shares ceased to generate share-based compensation once fully vested. The decrease was partially offset by increased employer contributions under the Company's share purchase plan.
Share-based compensation amounted to $3.5 million for the nine months ended December 31, 2021, representing a decrease of $1.6 million, from $5.1 million for the nine months ended December 31, 2020. The decrease in share-based compensation was driven primarily by decreased expenses related to the fully vested shares issued in connection with anniversary payments related to previous business acquisitions. These shares ceased to generate share-based compensation once fully vested. The decrease was partially offset by increased employer contributions under the Company's share purchase plan.
8.4.3Business Acquisition and Integration Costs
Business acquisition and integration costs amounted to $0.9 million for the three months ended December 31, 2021, representing an increase of $0.4 million, from $0.5 million for the three months ended December 31, 2020, driven primarily by integration costs related to the R3D Acquisition.
Business acquisition and integration costs amounted to $5.5 million for the nine months ended December 31, 2021, representing an increase of $3.9 million, from $1.6 million for the nine months ended December 31, 2020, driven primarily by the R3D Acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 16

8.4.4Depreciation
Depreciation totaled $1.4 million for the three months ended December 31, 2021, compared to $0.9 million for the three months ended December 31, 2020. These costs consisted primarily of depreciation of Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $0.6 million for the three months ended December 31, 2021, representing an increase of $0.2 million, from $0.4 million for the three months ended December 31, 2020. Depreciation related to right-of-use assets amounted to $0.8 million for the three months ended December 31, 2021, representing an increase of $0.3 million, from $0.5 million for the three months ended December 31, 2020.
Depreciation totaled $4.2 million for the nine months ended December 31, 2021, compared to $2.7 million for the nine months ended December 31, 2020. These costs consisted primarily of depreciation of Alithya's property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $1.9 million for the nine months ended December 31, 2021, representing an increase of $0.6 million, from $1.3 million for the nine months ended December 31, 2020. Depreciation related to right-of-use assets amounted to $2.3 for the nine months ended December 31, 2021, representing an increase of $0.9 million, from $1.4 million for the nine months ended December 31, 2020.
8.4.5Amortization of Intangibles
Amortization of intangibles totaled $3.4 million for the three months ended December 31, 2021, compared to $2.7 million for the three months ended December 31, 2020. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $0.9 million. Additionally, amortization of software decreased by $0.1 million and amortization of non-compete agreements decreased by $0.1 million.
Amortization of intangibles totaled $10.3 million for the nine months ended December 31, 2021, compared to $9.2 million for the nine months ended December 31, 2020. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $1.4 million, partially offset by amortization of software, which decreased by $0.3 million.
8.4.6Foreign Exchange Loss (Gain)
Foreign exchange gain amounted to $0.03 million for the three months ended December 31, 2021, compared to a loss of $0.1 million for the three months ended December 31, 2020.
Foreign exchange loss amounted to nil and $0.4 million for the nine months ended December 31, 2021 and 2020, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 17

8.5Other Income and Expenses
8.5.1Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Interest on long-term debt	651	307	1,661	864
Interest and financing charges	93	141	274	329
Interest on lease liabilities	167	156	517	445
Amortization of finance costs	82	63	211	179
Interest accretion on balances of purchase payable	216	208	635	627
Interest income	(6)	(5)	(71)	(19)
	1,203	870	3,227	2,425

Net financial expenses amounted to $1.2 million for the three months ended December 31, 2021, representing an increase of $0.3 million, or 38.1%, from $0.9 million for the three months ended December 31, 2020, driven mainly by the increase in long-term debt, as described in section 11.6, which accounted for the increase in interest on long-term debt.
Net financial expenses amounted to $3.2 million for the nine months ended December 31, 2021, representing an increase of $0.8 million, or 33.1%, from $2.4 million for the nine months ended December 31, 2020, driven mainly by the increase in long-term debt, as described in section 11.6, which accounted for the increase in interest on long-term debt.
8.5.2Income Taxes
Income tax recovery was $0.1 million for the three months ended December 31, 2021, representing a decrease of $0.1 million, from $0.2 million for the three months ended December 31, 2020, due primarily to an increase in current tax expense in certain entities, partially offset by an increase in deferred tax recovery in certain entities.
Income tax recovery was $2.5 million for the nine months ended December 31, 2021, representing an increase of $1.2 million, from $1.3 million for the nine months ended December 31, 2020, due primarily to an increase in current tax recovery in certain entities.
8.6Net Loss and Loss per Share
Net loss for the three months ended December 31, 2021 was $3.5 million, an improvement of $1.3 million, from $4.8 million for the three months ended December 31, 2020. The decreased loss was driven by increased gross margin, partially offset by increased selling, general and administrative expenses, increased depreciation and amortization, increased net financial expenses, increased business acquisition and integration costs, and decreased income tax recovery in the three months ended December 31, 2021, compared to the three months

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 18

ended December 31, 2020. On a per share basis, this translated into a basic and diluted net loss per share of $0.04 for the three months ended December 31, 2021, compared to a net loss of $0.08 per share for the three months ended December 31, 2020.
Net loss for the nine months ended December 31, 2021 was $8.3 million, an improvement of $6.5 million, from $14.8 million for the nine months ended December 31, 2020. The decreased loss was driven by increased gross margin and increased income tax recovery, partially offset by increased selling, general and administrative expenses, increased depreciation and amortization, increased net financial expenses, decreased gain on recovery of note receivable, and increased business acquisition and integration costs in the nine months ended December 31, 2021, compared to the nine months ended December 31, 2020. On a per share basis, this translated into a basic and diluted net loss per share of $0.10 for the nine months ended December 31, 2021, compared to a net loss of $0.25 per share for the nine months ended December 31, 2020.
9. EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Revenues	109,713	70,606	317,911	209,672
Net loss	(3,486)	(4,793)	(8,295)	(14,813)
Net financial expenses	1,203	870	3,227	2,425
Income tax recovery	(130)	(220)	(2,452)	(1,332)
Depreciation	1,400	900	4,200	2,709
Amortization of intangibles	3,438	2,703	10,268	9,249
EBITDA (1)	2,425	(540)	6,948	(1,762)
EBITDA Margin (1)	2.2%	(0.8)%	2.2%	(0.8)%
Adjusted for:
Foreign exchange loss (gain)	(27)	47	(1)	399
Share-based compensation	1,139	1,550	3,517	5,058
Business acquisition and integration costs	857	500	5,489	1,603
Gain on recovery of note receivable	—	—	—	(660)
Premise relocation expenses	—	225	—	778
Severance	—	—	—	151
Internal ERP systems implementation	120	508	608	816
Adjusted EBITDA (1)	4,514	2,290	16,561	6,383
Adjusted EBITDA Margin (1)	4.1%	3.2%	5.2%	3.0%

1 Non-IFRS measure. See section titled “Non-IFRS Measures” above.
EBITDA amounted to $2.4 million for the three months ended December 31, 2021, representing an increase of $3.0 million, from an EBITDA loss of $0.5 million for the three months ended December 31, 2020. EBITDA

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 19

Margin was equal to 2.2% for the three months ended December 31, 2021, compared to (0.8)% for the three months ended December 31, 2020.
Adjusted EBITDA amounted to $4.5 million for the three months ended December 31, 2021, representing an increase of $2.2 million, from $2.3 million for the three months ended December 31, 2020. As explained above, the contribution from the R3D Acquisition and increased gross margin were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 4.1% for the three months ended December 31, 2021, compared to 3.2% for the three months ended December 31, 2020.
EBITDA amounted to $6.9 million for the nine months ended December 31, 2021, representing an increase of $8.7 million, from an EBITDA loss of $1.8 million for the nine months ended December 31, 2020. EBITDA Margin was equal to 2.2% for the nine months ended December 31, 2021, compared to (0.8)% for the nine months ended December 31, 2020.
Adjusted EBITDA amounted to $16.6 million for the nine months ended December 31, 2021, representing an increase of $10.2 million, from $6.4 million for the nine months ended December 31, 2020. As explained above, the contribution from the R3D Acquisition, increased gross margin, and the forgiveness of $5.9 million in PPP loans, recorded in the first quarter of this year, were partially offset by increased selling, general and administrative expenses and the $2.5 million impact in the first quarter of this year from increased costs on one large customer project, as described above. Adjusted EBITDA Margin was 5.2% for the nine months ended December 31, 2021, compared to 3.0% for the nine months ended December 31, 2020.
10. Bookings
Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition, and which does not replace the analysis of historical revenues. For more information about the “Bookings” and “Book-to-Bill Ratio” measures, see section titled “Non-IFRS Measures” above.
New Bookings during the three months ended December 31, 2021 and for the trailing twelve months were $125.2 million and $1,017.4 million, respectively. This translated into a Book-to-Bill Ratio, for the quarter and the trailing twelve months, of 1.14 and 2.57, respectively. Included in the new Bookings for the trailing twelve months is the $600.0 million estimated value of the two long-term contracts which were signed as part of the R3D Acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 20

11. Liquidity and Capital Resources
11.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and subordinated unsecured loan, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and nine months ended December 31, 2021 and 2020:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Net cash from operating activities	10,148	889	3,151	1,565
Net cash used in investing activities	(455)	(2,426)	(1,602)	(4,202)
Net cash (used in) from financing activities	(24,566)	2,359	256	3,423
Effect of exchange rate changes	(10)	(66)	(29)	(167)
Net change in cash	(14,883)	756	1,776	619
Cash at the beginning of the period	23,562	8,673	6,903	8,810
Cash at the end of the period	8,679	9,429	8,679	9,429

11.2Cash Flows - Operating Activities
For the three months ended December 31, 2021, net cash from operating activities was $10.1 million, representing an increase of $9.2 million, from $0.9 million for the three months ended December 31, 2020. The cash flows for the three months ended December 31, 2021 resulted primarily from the net loss of $3.5 million, plus $5.8 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $7.8 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended December 31, 2020 resulted primarily from the net loss of $4.8 million, plus $4.5 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by the forgiveness of a PPP loan, and $1.2 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $7.8 million during the three months ended December 31, 2021 consisted primarily of a $6.4 million decrease in unbilled revenues, a $5.6 million increase in accounts payable and accrued liabilities, a $3.2 million increase in deferred revenues, and a $0.2 million increase in income taxes payable, partially offset by a $4.2 million increase in accounts receivable and other receivables, a $3.1 million increase in tax credits receivable, and a $0.2 million increase in prepaids. For the three months ended December 31, 2020, favorable changes in non-cash working capital items of $1.2 million consisted primarily of a $2.4 million decrease in accounts receivable and other receivables, a $1.8 million increase in deferred revenues, and a $1.6 million increase in accounts payable and accrued liabilities, partially offset by a $2.4 million increase in prepaids, a $1.3 million increase in tax credits receivable, a $0.7 million increase in unbilled revenues, and a $0.1 million increase in income taxes receivable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 21

For the nine months ended December 31, 2021, net cash from operating activities was $3.2 million, representing an increase of $1.6 million, from $1.6 million for the nine months ended December 31, 2020. The cash flows for the nine months ended December 31, 2021 resulted primarily from the net loss of $8.3 million, plus $10.0 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by the forgiveness of PPP loans and deferred taxes, and $1.4 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the nine months ended December 31, 2020 resulted primarily from the net loss of $14.8 million, plus $13.5 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $2.9 million in favorable changes to non-cash working capital items.
Favorable changes in non-cash working capital items of $1.4 million during the nine months ended December 31, 2021 consisted primarily of a $7.9 million increase in accounts payable and accrued liabilities, a $4.6 million increase in deferred revenues, a $3.2 million decrease in unbilled revenues, a $1.3 million decrease in prepaids, a $0.7 million decrease in income taxes receivable, and a $0.2 million increase in income taxes payable, partially offset by a $13.8 million increase in accounts receivable and other receivables and a $2.6 million increase in tax credits receivable. For the nine months ended December 31, 2020, favorable changes in non-cash working capital items of $2.9 million consisted primarily of a $6.7 million decrease in accounts receivable and other receivables, a $2.7 million increase in deferred revenues, a $0.9 million decrease in income taxes receivable, and a $0.9 million decrease in tax credits receivable, partially offset by a $4.2 million increase in unbilled revenues, a $2.2 million decrease in accounts payable and accrued liabilities, and a $1.9 million increase in prepaids.
11.3Cash Flows - Investing Activities
For the three months ended December 31, 2021, net cash used in investing activities was $0.5 million, representing a decrease of $1.9 million, from $2.4 million of cash used for the three months ended December 31, 2020. The cash used in the three months ended December 31, 2021 resulted primarily from purchases of property and equipment as part of the ordinary course of business. In comparison, the cash used in the three months ended December 31, 2020 resulted primarily from the repurchase of equity interests issued on business acquisitions and purchases of property and equipment mainly related to the relocation of certain office premises and computer equipment acquired to facilitate working remotely due to the COVID-19 pandemic.
For the nine months ended December 31, 2021, net cash used in investing activities was $1.6 million, representing a decrease of $2.6 million, from $4.2 million of cash used for the nine months ended December 31, 2020. The cash used in the nine months ended December 31, 2021 resulted primarily from the R3D Acquisition and purchases of property and equipment as part of the ordinary course of business. In comparison, the cash used in the nine months ended December 31, 2020 resulted primarily from purchases of property and equipment mainly related to the relocation of certain office premises and computer equipment acquired to facilitate working remotely due to the COVID-19 pandemic, the repurchase of equity interests issued on business acquisitions, and an increase in restricted cash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 22

11.4     Cash Flows - Financing Activities
For the three months ended December 31, 2021, net cash used in financing activities was $24.6 million, representing an increase of $27.0 million, from $2.4 million of cash generated for the three months ended December 31, 2020. The cash flows for the three months ended December 31, 2021 resulted primarily from $31.6 million in long-term debt repayments, $0.7 million in repayments of lease liabilities, and $0.7 million in shares repurchased for cancellation, partially offset by $8.4 million in proceeds from long-term debt, net of related transaction costs. In comparison, the cash flows for the three months ended December 31, 2020 resulted primarily from $9.3 million in proceeds from long-term debt, net of related transaction costs, partially offset by $6.6 million in long-term debt repayments and $0.3 million in repayments of lease liabilities.
For the nine months ended December 31, 2021, net cash from financing activities was $0.3 million, representing a decrease of $3.1 million, from $3.4 million for the nine months ended December 31, 2020. The cash flows for the nine months ended December 31, 2021 resulted primarily from $61.6 million in proceeds from long-term debt, net of related transaction costs, partially offset by $58.8 million in long-term debt repayments, $1.8 million in repayments of lease liabilities, and $0.8 million in shares repurchased for cancellation. In comparison, the cash flows for the nine months ended December 31, 2020 resulted primarily from $44.5 million in proceeds from long-term debt, net of related transaction costs, and a tenant allowance of $0.9 million, partially offset by $41.1 million in long-term debt repayments and $0.9 million in repayments of lease liabilities.
11.5Capital Resources
Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash on deposit and, where applicable, borrowings.
11.6    Long-Term Debt and Net Bank Borrowing
Alithya has a senior secured revolving credit facility (the “Credit Facility”) which is available to a maximum amount of $70.0 million, which can be drawn in Canadian and the equivalent amount in U.S. dollars. It is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2.5 million. The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.50% to 2.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
On January 27, 2022, the Credit Facility was amended and is now available to a maximum amount of $125.0 million. The advances will bear interest at the Canadian or U.S. prime rate, plus an applicable margin

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 23

ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively.
As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis. The amended Credit Facility matures April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.
On November 24, 2021, the Group entered into secured loans with Investissement Québec to finance its 2021 and 2022 refundable tax credits to a maximum of the lesser of 90% of the eligible refundable tax credit or $4.7 million and $5.8 million, for 2021 and 2022, respectively. The secured loans bear interest at the Canadian prime rate plus 1.00% and are secured by a first ranking hypothec on the universality of the financed refundable tax credits and a subordinated ranking hypothec on accounts receivable and other receivables. The secured loans are repayable on the earlier of the date of receipt of the refundable tax credits receivable and the maturity dates of March 31, 2023 for the 2021 financed refundable tax credits, in the amount of $4.7 million and March 31, 2024 for the 2022 financed refundable tax credits, in the amount of $3.9 million.
On September 28, 2021, the Group entered into a subordinated unsecured loan, with Investissement Québec, in the amount of $10.0 million, bearing interest ranging between 6.00% and 7.25%, determined and payable quarterly, based on threshold limits for certain financial ratios, and maturing on October 1, 2025. Under the terms of the loan, the Group is required to maintain certain financial covenants which are measured on a quarterly basis.
On January 28, 2022, the subordinated unsecured loan was amended and increased to $20.0 million, bearing interest ranging between 7.10% and 8.35%, on the additional $10.0 million, determined and payable quarterly, based on threshold limits for certain financial ratios. An amount of $7.5 million was drawn on the loan availability subsequent to period-end with the remaining $2.5 million available based on certain conditions.
The Group was in compliance with all of its financial covenants as at December 31, 2021.
As a result of the COVID-19 pandemic, on May 5, 2020, five U.S. subsidiaries of the Group received funding under the PPP of the CARES Act administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes") in the aggregate principal amount of US$6.3 million ($7.9 million). The Notes have a term of five years at an interest rate of 1.00% per annum, with a deferral of payments until the date on which the applicable forgiveness is decisioned, with respect to any portion of the Notes which may not be forgiven.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP, which the Group applied for between November 17, 2020 and January 5, 2021. The Group accounts for the forgiveness as government assistance with a corresponding reduction in the cost of the related item. Such forgiveness is to be determined, subject to limitations and ongoing rule making by the SBA, based on the necessity of the loan at the time of application and the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. The PPP loans, even after notice of forgiveness by the SBA, are subject to subsequent audit by the SBA, for a period of six years after receiving such notice.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 24

During the three and nine months ended December 31, 2021, the Group recognized an aggregate amount of nil and $5.9 million (US$4.8 million), respectively, and $0.6 million (US$0.5 million) for the three and nine months ended December 31, 2020, as government assistance for the PPP loans. During the three months ended December 31, 2021, the Group has received confirmation of full loan forgiveness decisions by the SBA on the last remaining PPP loan in the amount of $2.9 million (US$2.3 million). The Group has now received full loan forgiveness decisions for all five PPP loans obtained in May 2020.
The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social security taxes was paid fifty percent on December 31, 2021, with the remaining amount due on December 31, 2022.
Total long-term debt as at December 31, 2021 increased by $6.6 million, to $61.6 million, from $55.0 million as at March 31, 2021, due primarily to the $10.0 million subordinated unsecured loan and the $8.6 million secured loans for the financing of refundable tax credits, partially offset by the recording of forgiveness of $6.0 million of the unsecured promissory notes under the PPP and a decrease of $5.3 million in drawings under the Credit Facility. The increase in total long-term debt was used to fund operations and resulted in a $1.8 million increase in cash.
As at December 31, 2021, cash amounted to $8.7 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.2 million, and $25.8 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2021, cash amounted to $6.9 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.2 million, and $31.0 million was drawn under the Credit Facility and classified as current portion of long-term debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 25

The following table reconciles long-term debt to Net Bank Borrowing:

As at	December 31,	March 31,
(in $ thousands)	2021	2021
	$	$
Current portion of long-term debt	22,249	35,134
Non-current portion of long-term debt	39,304	19,817
Total long-term debt	61,553	54,951
Less:
Balances of purchase payable	16,211	15,519
Subordinated unsecured loan	10,000	—
Secured loans	8,596	—
Unsecured promissory notes under the PPP	—	6,034
Deferral of employment tax payments under the CARES Act	1,239	2,361
Unamortized transaction costs	(407)	(199)
Cash	8,679	6,903
Restricted cash	3,248	3,233
	47,566	33,851
Net Bank Borrowing (1)	13,987	21,100

(1) Non-IFRS measure. See section titled “Non-IFRS Measures” above.
During the nine months ended December 31, 2021, Alithya's Net Bank Borrowing decreased primarily as a result of the decreased borrowing under the Credit Facility in favour of other forms of debt, as explained above, and the increase in the cash balance.
11.7    Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 10.7 of Alithya's MD&A for the year ended March 31, 2021 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2021 outside of Alithya’s ordinary course of business.
11.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 10.8 of Alithya's MD&A for the year ended March 31, 2021 and Note 13 of the annual consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2021 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 26

12. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as “Alithya” or the “Company”, and the Company and its subsidiaries will be referred to as the “Group”.
12.1Issued

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2021	51,373,822	193,552	7,321,616	3,985
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	534,132	1,849	—	—
Business acquisition of R3D	25,182,676	80,585	—	—
Shares repurchased for cancellation	(230,600)	(761)	—	—
Exercise of stock options	1,500	6	—	—
As at December 31, 2021	76,861,530	275,231	7,321,616	3,985

During the nine months ended December 31, 2021, the following transactions occurred:
•As part of the R3D Acquisition, 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued in consideration of the acquisition.
•The repurchase and cancellation of 230,600 Subordinate Voting Shares under the Company's share repurchase plan for a total cash consideration of $767,000 with the excess of the purchase price over the carrying value in the amount of $6,000 charged to retained earnings.
•As part of the Matricis Acquisition, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration rights.
•As part of the Travercent Acquisition, 376,250 Subordinate Voting Shares, with a total value of US$975,000 ($1,248,516), reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration rights.
•1,500 stock options were exercised and 1,500 Subordinate Voting Shares were issued with an approximate value of $6,000, for cash consideration of $4,000, with $2,000 reclassified from contributed surplus.
During the nine months ended December 31, 2020, the following transactions occurred:
•As part of the Matricis Acquisition, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration rights.
•As part of the Travercent Acquisition, the Company elected not to convert the first anniversary share consideration rights into Subordinate Voting Shares but rather to settle for total cash consideration of US$975,000 ($1,276,175). This resulted in a repurchase of a vested equity instrument, which has been

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 27

recorded as a reduction of retained earnings and contributed surplus in the amounts of $72,237 and $1,203,938, respectively. The Company continues to account for the December 13, 2021 and 2022 anniversary share consideration rights as an equity instrument.
•7,718 DSUs were settled and 7,718 Subordinate Voting Shares were issued with an approximate value of $32,000, reclassified from contributed surplus.
12.2Share Repurchase Plan
On September 14, 2021, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company is allowed to purchase for cancellation up to 5,462,572 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021. Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company.
Purchases under the NCIB commenced on September 20, 2021 and will end on the earlier of September 19, 2022 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or otherwise has decided not to make any further purchases. All purchases of Subordinate Voting Shares will be made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share repurchase plan (“ASRP”) with a designated broker in connection with its NCIB. The ASRP allows for the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
12.3Long-term Incentive Plan (the "Plan")
The Company operates a Plan for eligible employees and directors of the Company and its subsidiaries which provides for various types of awards, including equity-settled stock options, DSUs, RSUs and PSUs. The Board, at its discretion, may elect to settle the RSUs and PSUs in the form of a cash payment. The Company accounts for the RSUs and PSUs as equity-settled awards as the Board intends to settle these awards through the issuance of capital stock.
The fair value of the share-based expense is based on the grant date fair value of the award expected to vest over the vesting period with a corresponding adjustment through contributed surplus. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus.
When DSUs, RSUs and PSUs are settled, the recorded fair value of the award is removed from contributed surplus and credited to capital stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 28

12.4Stock Options
The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2021	3,525,181	3.37
Granted	1,073,302	3.23
Forfeited	(174,292)	3.59
Expired	(47,672)	5.92
Exercised	(1,500)	2.96
Ending balance as at December 31, 2021	4,375,019	3.26
Exercisable at period end	1,800,617	3.38

Included in the 1,800,617 of stock options exercisable as at December 31, 2021, 810,528 stock options are exercisable to purchase Multiple Voting Shares.
On June 14, 2021, Alithya issued 774,202 and 299,100 stock options, to purchase a total of 1,073,302 Subordinate Voting Shares, at a grant price of $3.23 and US$2.66, respectively.
The number of Alithya stock options granted to employees during the nine months ended December 31, 2021 and 2020, the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, and the related compensation expense recorded, were as follows:

Period ended	December 31,	December 31,
(in $ thousands, except for per share data)	2021	2020
Compensation expense related to the options granted	$236	$106
Number of stock options granted	1,073,302	755,000
Weighted average fair value of options granted	$1.20	$0.81
Aggregate fair value of options granted	$1,290	$609
Weighted average assumptions
Share price	$3.23	$2.26
Exercise price	$3.23	$2.26
Risk-free interest rate	1.25%	0.46%
Expected volatility*	34.7%	35.0%
Dividend yield	—	—
Expected option life (years)	6.6	6.6
Vesting conditions – time (years)	3.2	3.2

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 29

12.5Deferred Share Units
The following table presents information concerning DSU activity for the period:

	Number of DSU	Weighted average grant date fair value
		$
Beginning balance as at April 1, 2021	330,246	2.97
Granted	130,720	3.38
Ending balance as at December 31, 2021	460,966	3.08

On June 30, 2021, 46,310 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.39, per DSU, for an aggregate fair value of $157,000. The amounts have been recorded in share-based compensation expense.
On September 30, 2021, 43,798 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.48, per DSU, for an aggregate fair value of $152,000. The amounts have been recorded in share-based compensation expense.
On December 31, 2021, 40,612 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.25, per DSU, for an aggregate fair value of $132,000. The amounts have been recorded in share-based compensation expense.
12.6Restricted Share Units
As at December 31, 2021, 181,498 fully vested RSUs, in aggregate, are outstanding with a grant date fair value of $2.26.
12.7Performance Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant PSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The terms and conditions of each PSU grant, including market and non-market performance goals, are determined by the Board. For the portion of PSUs that are issuable based on market performance conditions, the amount of PSUs recognized as an expense is adjusted based on an estimate of fair value measured using a Monte Carlo model considering market performance conditions at grant date. For the portion of the PSUs that are issuable based on non-market conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.
On June 14, 2021, the Board approved the issuance of 332,263 PSUs, in aggregate, vesting three years from the date of grant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 30

On July 1, 2021, 332,263 PSUs, in aggregate, were granted to employees of the Company at a grant date fair value of $3.24, per PSU, for an aggregate fair value of $1,076,532. Share-based compensation expense for the three and nine months ended December 31, 2021 amounted to $91,000 and $182,000.
13. Related Parties
Operating transactions with key management personnel
In the normal course of operations, the Company incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties.

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Revenues*	4,922	—	16,322	—

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.

As at	December 31,	March 31,
(in $ thousands)	2021	2020
	$	$
Trade accounts receivable	10,282	—

14. Subsequent Events
On January 31, 2022, Alithya acquired 100% of the issued and outstanding membership interest of Vitalyst, LLC (“Vitalyst”) ("Vitalyst Acquisition"), a US-based learning, employee experience and transformative change enablement business.
The Vitalyst Acquisiton was completed for total consideration of US$50.2 million ($64.0 million), including the assumption of the estimated IFRS 16 lease liabilities of US$3.2 million ($4.1 million), with US$46.0 million ($58.5 million) paid in cash, subject to working capital and other adjustments, plus a potential earnout of up to US$1.0 million ($1.3 million) payable before May 31, 2023. The purchase price and related transaction costs were funded through a combination of a private placement of 6,514,658 Subordinate Voting Shares to a company controlled by a director and 1,628,664 Subordinate Voting Shares to Investissement Québec, in both cases at an issue market price of $3.07 per share, for aggregate gross proceeds of $25.0 million, a $7.5 million draw on the subordinate unsecured loan and availability under the Company's amended Credit Facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 31

15. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2020	2020	2020	2020	2021	2021	2021	2021
Revenues	73,181	70,711	68,355	70,606	77,971	102,921	105,277	109,713
Cost of revenues	52,228	50,308	49,623	50,178	54,517	74,581	76,804	81,456
Gross margin	20,953	20,403	18,732	20,428	23,454	28,340	28,473	28,257
	28.6%	28.9%	27.4%	28.9%	30.1%	27.5%	27.0%	25.8%
Operating expenses
Selling, general and administrative expenses	21,534	19,416	20,146	20,421	21,740	22,747	24,885	25,002
Business acquisition and integration costs	1,173	913	190	500	718	3,943	689	857
Depreciation	894	882	927	900	1,058	1,553	1,247	1,400
Amortization of intangibles	3,480	3,654	2,892	2,703	2,490	3,380	3,450	3,438
Foreign exchange expense (gain)	(158)	8	344	47	74	68	(42)	(27)
Impairment of intangibles and goodwill	28,036	—	—	—	—	—	—	—
	54,959	24,873	24,499	24,571	26,080	31,691	30,229	30,670
Operating loss	(34,006)	(4,470)	(5,767)	(4,143)	(2,626)	(3,351)	(1,756)	(2,413)
Net financial expenses	668	728	827	870	849	949	1,075	1,203
Gain on recovery of note receivable	—	—	(660)	—	—	—	—	—
Loss before income taxes	(34,674)	(5,198)	(5,934)	(5,013)	(3,475)	(4,300)	(2,831)	(3,616)
Income tax recovery	(699)	(669)	(443)	(220)	(950)	(2,268)	(54)	(130)
Net loss	(33,975)	(4,529)	(5,491)	(4,793)	(2,525)	(2,032)	(2,777)	(3,486)
Basic and diluted loss per share	(0.59)	(0.08)	(0.09)	(0.08)	(0.04)	(0.02)	(0.03)	(0.04)

Quarterly variances in Alithya's results are due primarily to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations. Finally, quarterly variations can be attributed to the timing of acquisitions.
Over the eight-quarter period, revenues have increased mainly due to business acquisitions, and organic growth in most areas of the Company’s business. Fluctuations in gross margin over the previous eight quarters can be attributed to a steady migration towards higher value-added services, offset by the negative impacts of the COVID-19 pandemic and the R3D Acquisition. Selling, general and administrative expenses have increased mainly from business acquisitions, net of possible synergies, and additional costs associated with carrying out the strategic business plan and increased recruiting in order to grow revenues. As a percentage of consolidated revenues, total selling, general and administrative expenses have trended downward over the period. Other expenses, such as business acquisition and integration costs and depreciation and amortization of intangibles, have also varied as a result of business acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 32

16. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions which affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q3 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2021. The accounting policies have been applied consistently by all entities of the Group.
17. New Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the Q3 Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. Management is currently assessing, but has not yet determined, the impact of this new standard on the Group’s consolidated financial statements.
Amendments to IAS 37 - Onerous Contracts, Cost of Fulfilling a Contract
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022 and applicable to contracts existing at the date when the amendments are first applied. At the date of the initial application, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 33

earnings or other components of equity as appropriate. The comparatives are not restated. Management is currently assessing, but has not yet determined, the impact on the Group’s consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.
18. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled "Risks and Uncertainties" of the Company's MD&A for the fiscal year ended March 31, 2021, all of which are hereby incorporated by reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 34

19. Management’s Evaluation of Our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2021. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2021.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2021 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2021.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 35

Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.
Limitations on Scope of design of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management has excluded from its assessment of the scope of the disclosure controls and procedures and internal control over financial reporting the controls, policies and procedures of Alithya IT, which was acquired on April 1, 2021, the operating results of which are included in the Q3 Financial Statements of the Company. The scope limitation is in accordance with National Instrument 52-109 - Certification of Disclosure in Issuers Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.
Since the acquisition date, Alithya IT has contributed revenues of $51.0 million and generated a net loss of $4.6 million. In addition, Alithya IT's current assets and current liabilities represented approximately 11.6% and 6.6%, respectively, of consolidated current assets and current liabilities, and non-current assets, which include intangible assets and goodwill from the acquisition, and non-current liabilities represented approximately 40.6% and 16.5%, respectively, of consolidated non-current assets and non-current liabilities. The amounts recognized for the assets acquired and liabilities assumed as at the date of the acquisition are described in Note 3 of the Q3 Financial Statements and section 6 of this MD&A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and nine months ended December 31, 2021	| 36